UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67236

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BHK Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 Lakeshore Drive, Suite 250
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Meredyth Hazzard	(205) 874-1002	robby.hazzard@bhkllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company CPAs
(Name – if individual, state last, first, and middle name)

505 North MurLen Road	Olathe	Kansas	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Meredyth Hazzard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BHK Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BHK SECURITIES, LLC
(A wholly owned subsidiary of BHK Holdings, LLC)
(SEC I.D. No. 8-67236)

Statement of Financial Condition
For the year ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of BHK Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BHK Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BHK Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BHK Securities, LLC's management. Our responsibility is to express an opinion on BHK Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BHK Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as BHK Securities, LLC's auditor since 2017.

Olathe, Kansas
March 23, 2026

BHK SECURITIES, LLC

Statement of Financial Condition

December 31, 2025

ASSETS		
Cash and cash equivalents	$	156,093
Deposits with clearing organizations		106,437
Investments, at fair value		199,533
Prepaid deposits and expenses		16,186
Receivables from brokers, dealers and clearing organizations		4,165
Due from related parties		1,290
TOTAL ASSETS	$	483,704
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Wages payable		13,651
Accounts payable, accrued expenses and other liabilities		1,645
TOTAL LIABILITIES	$	15,296
Commitments and contingencies		-
MEMBER'S EQUITY		468,408
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	483,704

The accompanying notes are an integral part of these financial statements.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

1. **Organization and Nature of Business**

   BHK Securities, LLC (the "Company") is a dually registered broker dealer and registered investment advisor with the Securities and Exchange Commission ("SEC") and member Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of BHK Holdings, LLC (the "Parent"). The Company operates as a securities broker-dealer, offering a comprehensive range of services, including general securities and investment advisory services, all within a single line of business.

   The Company is an introducing broker and executes securities transactions through Wells Fargo Clearing Services, LLC, doing business as First Clearing, which also provides clearing and custody services for customer accounts. Accordingly, the Company does not clear customer accounts or assume custodial responsibility for customer securities.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   In accordance with GAAP, management is required to make estimates and assumptions in the preparation of the financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash and Cash Equivalents

   The Company maintains cash equivalents in brokerage deposit accounts and utilizes an automated sweep process to invest excess funds in higher-yielding instruments while maintaining liquidity. These accounts are monitored regularly, and management does not expect any losses. Cash equivalents are defined as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business, and their carrying value approximates fair value. At December 31, 2025, cash equivalents totaled $156,093.

   Leases

   The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Transactions with Brokers, Dealer and Clearing Organizations

The Company has a fully-disclosed clearing agreement with First Clearing. Under the terms of this agreement, the Company is required to maintain a minimum $100,000 deposit with First Clearing to facilitate the clearance and settlement of trades, as well as provide collateral against potential trading losses or obligations arising from security transaction services. The deposit is recognized as an allowable asset in the Company's net capital computation.

Aged receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on the nature, contractual life and historical information, the Company has determined that there are de minimis expected credit losses of aged broker receivables; consequently, there is no requirement for an allowance for credit loss.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Current Expected Credit Losses

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses*, which requires the use of a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, the Company may determine that no expected credit losses exist in certain circumstances, including when credit risk is minimal due to the nature of the asset or the credit quality of the counterparty. For financial assets measured at fair value, such as cash and cash equivalents, the Company has concluded that expected credit losses are de minimis due to their short-term nature, high liquidity, and immaterial historical and expected losses.

The Company's receivables are subject to CECL guidance. In assessing expected credit losses, management considers the credit quality of the counterparties, contractual terms, and historical collection experience. Based on this evaluation, an allowance for credit losses was not considered necessary as of December 31, 2025.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

The Company follows FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company evaluates each of its tax positions to determine if it is "more likely than not" to be sustained upon examination by the applicable taxing authority. Tax positions not meeting this threshold would be recorded as a tax expense and liability in the current period.

Management has evaluated the Company's tax positions and has concluded that no uncertain tax positions exist that would require recognition or disclosure in the financial statements in accordance with ASC 740 as of December 31, 2025. The Company is not currently under audit by any tax authority and has no carryforward losses or deferred tax assets. Tax years 2022 through 2024 remain open to examination by the applicable taxing authorities.

Revenue Recognition

The Company has adopted ASU 2014-09, *Revenue from Contracts with Customers*, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Commission and Sales Revenue

Commission and sales revenue represents brokerage commissions and earnings generated by registered representatives through completed securities transactions on behalf of customers. Executed transactions include a broad spectrum of investment products and services such as equity, fixed income, mutual fund and annuity transactions. Securities commissions are either sales-based commissions that are recognized at a point-in-time on the trade-date or trailing-commissions that are recognized when received. Sales-based securities commissions are typically a flat-fee negotiated per security transaction or are based on a percentage of the trade-date transaction value. Commissions are recorded on a trade-date basis as securities transactions occur and the related commission and clearing expense is recorded in the month the services are provided.

Investment Advisory Fees

The Company earns investment advisory fees from contracts with its customers to manage assets for investment and other related services. Advisory fees are billed to clients in advance, on a quarterly basis, and are recognized as revenue apportioned during the quarter. Asset-based fees are typically calculated as a percentage of the market value of AUM. Financial advisory fees are recognized as revenue over the period that the related service is provided and may be based upon customer average net asset balances for a specific period or balances as of a point in time, usually the end of each calendar quarter. Customer asset balances are based upon quoted market prices and other observable market data.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Investment Company Shares & Insurance-based Product Commission Revenue

The Company enters into agreements with investment and insurance companies whereby it receives revenue from the sale of shares, which are sold via application or subsequently via direct deposit by a customer into their account. Subscription agreements are included within the fund prospectus and establish the commissions paid by the customer. The Company's obligation is to broker the sale and, in instances when the Company receives a check from the customer for the purchase of shares, to forward the customer's check to the fund's sponsor, at which time the Company has met its performance obligation and recognizes revenue. Customers may make investments directly with the Sponsor, in which case the Company has no performance obligation and recognizes revenue when notified of the transaction and date by the Sponsor.

12b-1 Service Fee Revenue

The Company enters into one or more selling agreements with investment companies and insurance companies whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due the Company is set forth in the selling agreement between the Company and the fund's sponsor. The Company meets its performance obligation by servicing the customer. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from the fund's sponsor, at which time 12b-1 service fee revenue is recognized.

Other Income

Other income includes revenue received by the Company from First Clearing for both customer debit and credit balances held in customer accounts. In accordance with terms of the client's account, available cash balances in are swept by First Clearing into either Federal Deposit Insurance Corporation (FDIC) insured cash accounts or money market funds for which First Clearing earns a fee or a portion of the interest rate spread paid by the bank or money market fund receiving the sweep deposits. Fees received by the clearing broker's sweep program are generally based upon the type of sweep account, prevailing interest rates, and the amount of client balances invested. First Clearing shares a portion of the fees it receives with the Company. In addition, the Company earns handling fees as a flat fee for security transactions executed on behalf of clients. The fees are recognized at the time the transaction is executed and cleared through the Company's clearing broker.

Segment Reporting

The FASB issued ASU 2023-07, *Segment Reporting – Topic 280*, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. For further discussion, see Note 12 to the financial statements.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

3. **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables and payables with brokers, dealers, and clearing organizations consist of cash on hand and commission receivables, less amounts payable for transaction costs related to pending securities transactions with First Clearing. The Company reports receivables at their net realizable value, and broker-dealer receivables are typically received within 30 days. At December 31, 2025, the Company had a net receivable of $4,165 from First Clearing, which is disclosed in the Statement of Financial Condition.

4. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses denote upfront payments made for future goods, services, or rights. The Company employs a systematic methodology to recognize and distribute these expenses over the periods during which the associated benefits are realized. As of December 31, 2025, the aggregate amount of the Company's prepaid deposits and expenses is $16,186, as disclosed in the Statement of Financial Condition.

5. **Related Parties**

The Company has entered into an expense sharing arrangement with its Parent, under which it receives a monthly allocation of expenses, including a provision for rent, incurred by the Parent on its behalf. The agreement is considered month-to-month and is subject to termination by either party.

6. **Investments, at fair value**

The table below illustrates the Company's fair value hierarchy as of December 31, 2025, for assets carried at cost in the Statement of Financial Condition. The values closely approximate fair value due to their short-term and highly liquid nature.

	Fair Value Measurement		
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Investments	Level 1	Level 2	Level 3
Cash Equivalents	$ 156,093	$ -	$ -
Deposits with Clearing Organizations	106,437		
US Treasury Investments	199,533	-	-
Total investments at fair value	$ 462,063	$ -	$ -

7. **Employee Benefit Plans**

The Company participates in the Parent Company's 401(k) profit-sharing retirement plan, which covers all employees who meet the eligibility requirements. The Company's annual discretionary contribution to the plan is determined based on employee eligible earnings and the Company's operational performance.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

8. **Net Capital Requirements and Customer Protection Exemption**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $100,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

As of December 31, 2025, the Company possessed a net allowable capital of $445,681, exceeding the required minimum net capital by $345,681. The ratio of aggregate indebtedness to net capital at the same date stood at 3.43%.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Additionally, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025, without exception.

9. **Risks and Uncertainties**

Investing in highly liquid money market funds carries certain risks and uncertainties. While these funds are known for their stability and short-term nature, they are not entirely risk-free. The primary risk lies in the potential for fluctuations in interest rates, which can impact the fund's returns. Additionally, money market funds are subject to credit risk, as they invest in short-term debt securities issued by various entities. Market conditions and economic factors can also influence the performance of these funds. Furthermore, regulatory changes or disruptions in financial markets can introduce uncertainties. While money market funds aim to maintain a stable net asset value (NAV), there is a slim chance that the NAV may deviate, albeit slightly, from the customary $1 per share. The Company has conducted a thorough risk assessment and concluded that there is no significant risk associated with these investments.

10. **Subordinated Liabilities**

As of December 31, 2025, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

BHK SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

11. **Segment Reporting**

The Company operates as a securities broker-dealer in a single line of business, offering a range of services within the securities brokerage sector. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenue from a single line of business in 2025.

12. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or rental commitments (other than as disclosed in Note 5), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

13. **Subsequent Events**

Management has evaluated all events or transactions that occurred subsequent to December 31, 2025, through the date the financial statements were available to be issued and has determined that there were no material recognizable subsequent events that required recording or disclosures in these financial statements.